
July 22, 2021

W. Troy Rudd
Chief Executive Officer
AECOM
300 South Grand Avenue, 9th Floor
Los Angeles, California 90071

> **Re: AECOM**
> **Form 10-K for the Fiscal Year Ended September 30, 2020**
> **Filed November 19, 2020**
> **Form 10-Q for the Fiscal Period Ended March 31, 2021**
> **Filed May 12, 2021**
> **File No. 000-52423**

Dear Mr. Rudd:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Period Ended March 31, 2021

Consolidated Statements of Cash Flows, page 6

1. Refer to your response dated June 15, 2021 to comment 1. You state the cash outflow of $260 million for the six months ended March 31, 2021 reflects the net cash disposed in the sale of the power and civil infrastructure construction businesses. You say this cash outflow represents amounts in the controlled cash accounts of the entities sold in excess of the cash you received from the buyers at closing. For the six months ended March 31, 2021, you reported a $103.7 million net loss from discontinued operations and a $50.1 million loss on sale of discontinued operations. Please explain to us in detail how you accounted for the above mentioned $260 million cash outflow and related sales transactions. State any amounts received from and paid to the buyers in these sale transactions and whether the $260 million cash outflow is a gross or net amount. Tell us

W. Troy Rudd
AECOM
July 22, 2021
Page 2

whether or not the $260 million cash outflow was factored into the noted net loss from discontinued operations and/or loss on sale of discontinued operations. If so, explain in detail how, and if not, explain why not.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services